Exhibit 5

November 6, 2001

Board of Directors
Capital One Financial Corporation
2980 Fairview Park Drive, Suite 1300
Falls Church, Virginia 22042

Gentlemen:

          As the General Counsel of Capital One Financial Corporation (the "Company"), I have participated in the preparation of a Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Registration Statement"), with respect to the registration of 300,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), authorized for issuance upon the exercise of options or in connection with other incentive awards granted under the Company's 1999 Non-Employee Directors Stock Incentive Plan (the "Plan"). I am familiar with the Registration Statement and have examined such corporate documents and records, including the Plan, and such matters of law as I have considered appropriate to enable me to render the following opinion.

          On the basis of the foregoing, I am of the opinion that the shares of Common Stock have been duly authorized and when issued and sold consistent with the terms of the Plan and the related resolutions of the Board of Directors and the Compensation Committee, will be validly issued, fully paid and non-assessable shares of the Company's Common Stock.

          I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement and to the reference to me under the caption "Interests of Named Experts and Counsel" in the Registration Statement.
Very truly yours,
//John G. Finneran, Jr. John G. Finneran Jr. General Counsel